Exhibit 99.1

June 5, 2024	TSX.V: GRZ NR-24-08

GOLD RESERVE ANNOUNCES IT HAS ENGAGED ADVISORS TO ARRANGE FOR POTENTIAL FINANCING IN CONNECTION WITH ITS PREVIOUS ANNOUNCED POTENTIAL BID IN RELATION TO THE SALE OF THE SHARES OF PDV HOLDINGS, INC., UNDER THE DELAWARE PROCEEDINGS

Toronto, Ontario – June 5, 2024 – Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) announced today that it has engaged advisors to arrange for potential debt and equity financing in connection with the Company’s previously announced Potential Bid (as defined below). There is no assurance that any such financing will occur.

As previously disclosed in its May 27, 2024 press release, the Company is evaluating and considering engaging in a potential transaction (the “Potential Transaction”) in relation to the sale of the common shares of PDV Holdings, Inc. (“PDVH”), the indirect parent company of CITGO Petroleum Corp (the “Sale Process”). The Potential Transaction may include the Company submitting a bid (a “Potential Bid”), either solely or jointly with certain undetermined parties, pursuant to the sales and bidding procedures managed by the Special Master of the U.S. District Court for the District of Delaware (the “Bidding Procedures”).

This press release is neither an offer to sell nor a solicitation of an offer to buy any securities of the Company. Any such offering, if and when made, will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of such act.

On Behalf of the Board of Directors

Paul Rivett
Executive Vice-Chairman

Gold Reserve Inc. Contact

Jean Charles Potvin

999 W. Riverside Ave., Suite 401 Spokane, WA 99201 USA

Tel: (509) 623-1500

Fax: (509) 623-1634

Cautionary Statement Regarding Forward-Looking statements

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. They are frequently characterized by words such as "anticipates", "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed", "positioned" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements contained in this press release include, but are not limited to, statements relating to any potential debt or equity financing, the Potential Transaction and the Potential Bid.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual events, outcomes or results of Gold Reserve to be materially different from our estimated outcomes, results, performance, or achievements expressed or implied by those forward-looking statements, including but not limited to: failure to entering into definitive documentation in connection with the financing and that any financing will be made available in accordance with its terms or otherwise; the failure of the Company to negotiate and/or submit a Potential Transaction, including as a result of failing to obtain sufficient equity and/or debt financing as contemplated herein or otherwise including with respect to the funding of any expenses in connection with any Potential Transaction; that any Potential Bid submitted by the Company will not be selected as a “Successful Bid” under the Bidding Procedures, and if selected may not close due to the Sale Process not being completed, including as a result of the United States Office of Foreign Asset Control (“OFAC”) not granting an authorization in connection with any potential sale of PDVH shares and/or whether it changes its decision or guidance regarding the Sale Process; failure of the Company or any other party to obtain any required shareholder and/or regulatory approvals (including approvals of the TSX Venture Exchange) for, or satisfy other conditions to effect, any transaction resulting from a Potential Bid; that the Company forfeit any cash amount deposit made due to failing to complete a Potential Bid or otherwise; that the Company may be obligated to pay the fees but be unable to close the Potential Bid and it may not have sufficient funds to pay such fee; that the making of the Potential Transaction or any transaction resulting therefrom may involve unexpected costs, liabilities or delays; that, prior to or as a result of the completion of any transaction contemplated by a Potential Transaction, the business of the Company may experience significant disruptions due to transaction related uncertainty, industry conditions or other factor; the ability to enforce the writ of attachment granted to the Company; the timing set for various reports and/or other matters with respect to the Sale Process may not be met; the ability of the Company to otherwise participate in the Sale Process (and related costs associated therewith; the amount, if any, of proceeds associated with the Sale Process; the competing claims of certain creditors, the “Other Creditors” (as detailed in the applicable court documents filed with the Delaware Court) of Venezuela and the Company, including any interest on such creditors’ judgements and any priority afforded thereto; uncertainties with respect to possible settlements between Venezuela and other creditors and the impact of any such settlements on the amount of funds that may be available under the Sale Process; and the proceeds from the Sale Process may not be sufficient to satisfy the amounts outstanding under the Company’s September 2014 arbitral award and/or corresponding November 15, 2015 U.S. judgement in full and the ramifications of bankruptcy with respect to the Sale Process and/or the Company’s claims, including as a result of the priority of other claims. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Annual Information Form on Form 40-F and Management’s Discussion & Analysis for the year ended December 31, 2023, the Management’s Discussion & Analysis for the period ended March 31, 2024 and other reports that have been filed on SEDAR+ and are available under the Company’s profile at www.sedarplus.ca and which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.